UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. __24____)*

                           CINEPLEX ODEON CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172455 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Clifford L. Michel, Esq.
                             Cahill Gordon & Reindel
                       80 Pine Street, New York, NY 10005
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      CHARLES ROSNER BRONFMAN FAMILY TRUST
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
          (See Instructions)
                                                               (b) /X/


-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

                                       AF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                       / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                      35,918,429
       SHARES           ___________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING          ___________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       35,918,429
                           -------------------------------------------
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     35,918,429

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       34.8%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          STEPHEN ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            35,918,429
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       35,918,429

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     35,918,429

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       34.8%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          ARNOLD M. LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         00
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                             / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ---------------------------------------------
          CERTAIN SHARES*
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                          / /



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                     PF, WC
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       3,503,092
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            75,000
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       75,000

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,578,092

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.5%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                     PF, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       3,310,658
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                            99,266
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       3,310,658
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       99,266

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,409,924

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.3%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       314,107
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       314,107
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      314,107

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.3%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          LOUIS LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                                         00
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       233,772
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       233,772
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                        / /



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        0.2%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          BOJIL EQUITIES INC.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                     WC, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                               British West Indies
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       3,503,092
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,503,092

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                            / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.5%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No. 172455107


-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST - 06-6455069
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States (Connecticut)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ____________3,310,658________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ____________3,310,658 _____________________

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,310,658

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                         / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        3.2%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*


-------------------------------------------------------------------------------

     The statement on Schedule 13D relating to the common shares of Cineplex Odeon Corporation ("Cineplex"), as previously filed and heretofore amended most recently by the Charles Rosner Bronfman Family Trust (the "Trust"), Charles Rosner Bronfman ("Bronfman"), Stephen Rosner Bronfman, Arnold M. Ludwick ("Ludwick"), E. Leo Kolber ("Kolber") and The Phyllis Lambert Foundation ("Foundation") (collectively, the "Reporting Persons"), is hereby restated and supplemented as set forth below:

Item 1. Security and Issuer.

     Unchanged from "confirming copy" of Amendment no. 22.

Item 2.  Identity and Background.

     Unchanged from "confirming copy" of Amendment no. 22, except as supplemented by the following:

     On December 17, 1997 Charles Rosner Bronfman contributed the 3,310,658 common shares directly owned by him to The Charles Rosner Bronfman Discretionary Trust, a United States Trust organized under the laws of the State of Connecticut, with its principal purpose being to invest in securities and other business interests. Its principal business and office address is c/o Bergman, Horowitz & Reynolds, 157 Church Street, New Haven, CT 06502. The sole trustee of this trust is Bruce I. Judelson, a United States citizen. Mr. Judelson is a partner of Bergman, Horowitz & Reynolds (attorneys). This trust is for the benefit of Charles Rosner Bronfman.

     On December 4, 1997 Arnold M. Ludwick made a gift of 233,772 common shares, constituting his entire holding, to his son Louis Ludwick. Louis Ludwick is a Canadian citizen whose principal business and occupation is sales support manager with Tandberg Canada Inc. (video conferencing equipment) 175 Montpellier Blvd., Montreal, Canada H4N 2G5. Arnold M. Ludwick shall cease to be a Reporting Person upon filing of this Amendment.

     On December 1, 1997 E. Leo Kolber purchased 774,374 Common Shares from 3096475 Canada Inc., a Canadian corporation wholly owned by Mr. Kolber. And on December 4, 1997 as well, Mr. Kolber sold his then entire holding of 3,503,092 Common Shares to Bojil Equities Inc., a company established under the laws of the British Virgin Islands ("Bojil Equities"), with its principal business and purpose being to invest in securities and business interests of all types. Its principal business address being c/o Tortola Corporation Company Limited at Citco B.V.I. Limited, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Tortola Corporation Company Limited is the sole director of Bojil Equities. See Appendix A for information with respect to the executive officers of Bojil Equities. The purchase price of both transactions was Cdn. $1.60 per share.

     Bojil Equities is wholly owned by The Kolber Trust, which is a trust organized under the laws of the Cayman Islands, British West Indies, with its principal business and purpose being to invest in securities and business interests of all types. Its principal business and office address is c/o Cayman International Trust Company Ltd., c/o Ansbacher Limited, Ansbacher House, Grand Cayman, Cayman Islands, B.W.I. Information with respect to the trustee of The Kolber Trust, which is for the benefit of the Kolber family, including Jonathan Kolber, is set forth in Appendix B. Sen. E. Leo Kolber has retained all voting rights with respect to the 3,503,092 Common Shares owned by Bojil Equities. Jonathan Kolber is a dual citizen of Canada and Israel, who is a business executive serving principally as President of Claridge Israel (1996) Ltd. at Europe House, 37 Shaul Hamelech Blvd., Tel Aviv 64928 Israel.

     During the last five years none of the Reporting Persons nor, to the best of their knowledge, any of the persons or entities named herein or in the appendices hereto has been (i) convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of which has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Unchanged from "confirming copy" of Amendment no. 22, except that:

1.   The third paragraph is restated as follows:

     "Sen. Kolber and a corporation wholly owned by him acquired the Common Shares heretofore personally owned by them in various transactions dating back to 1983 with personal funds and working capital. The total investment (computed on an average cost basis) approximates Cdn. $16,183,193. Sen Kolber paid such wholly owned corporation an aggregate of Cn. $1,248,999 for the Common Shares purchased as referred to in Item 2 of this Amendment by way of a non-interest bearing demand promissory note."

2.   The following paragraph is added:

     "Bojil Equities acquired the Common Shares referred to in Item 1 for a total consideration of Cdn. $5,604,947, of which Cdn. $100,000 was paid in cash and the balance by way of a non-interest bearing demand promissory note."

Item 4.  Purpose of the Transaction.

     Unchanged from Item 4 of the "confirming copy" of Amendment no. 22 as supplemented by Item 4 of Amendment No. 23.

Item 5.  Interest in Securities in Cineplex.

     Unchanged from Item 5 of the "confirming copy" of Amendment no. 22, except that reference is made to Item 2 of this Amendment and except that the first two paragraphs thereof are restated as follows:

     (a)-(b) At the close of business on December 19, 1997, the Reporting Persons beneficially owned, directly and indirectly, an aggregate of 43,454,324 Common Shares representing approximately 42.0% of the outstanding Common Shares, with the ownership of each Reporting Person being set forth in the table on the following page. The percentages under the caption "Fully Diluted" give effect to outstanding Subordinated Restricted Voting Shares of Cineplex (which represent approximately 41.5% of the total outstanding equity), all of which may be deemed to be beneficially owned by The Seagram Company Ltd., which owns approximately 80% of Universal Studios, Inc. (formerly MCA). The Common Shares beneficially owned by the Reporting Persons represent approximately 24.6% of the total outstanding equity of Cineplex.


                                                                     Fully
Shareholder                     Common Shares          (%)         Diluted (%)
-----------                     -------------          ---         -----------

Foundation                               314,107      (0.3)          (0.2)

The Charles Rosner
     Bronfman Family
     Trust                            35,918,429      (34.8)        (20.3)

Stephen Rosner
     Bronfman(1)                      35,918,429      (34.8)        (20.3)

Charles Rosner
   Bronfman(2)                         3,409,924      (3.3)          (1.9)

The Charles Rosner Bronfman
   Discretionary Trust                 3,310,658      (3.2)          (1.8)




----------

1 Owned by the Charles Rosner Bronfman Family Trust of which Mr. Stephen Rosner Bronfman is the principal beneficiary.

2 Reflects (i) 3,310,658 Common Shares owned by The Charles Rosner Bronfman Discretionary Trust, and (ii) 99,266 Common Shares owned by Mr. Bronfman's wife directly. Mr. Bronfman disclaims all beneficial interest in and to the shares owned by his wife.

                                                                Fully
Shareholder             Common Shares           (%)           Diluted (%)
-----------             -------------           ---           -----------

E. Leo Kolber3                 3,578,092       (3.5)            (2.0)
Bojil Equities                 3,503,092       (3.4)            (2.0)
Louis Ludwick                    233,772       (0.2)            (0.1)

     The foregoing percentages are based on 103,352,282 shares of Common Stock and 73,446,426 Subordinated Restricted Voting Shares outstanding as of May 14, 1997 as reported by Cineplex in its Management Information Circular for its 1997 annual meeting.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to the Securities of Cineplex.

     Unchanged from Item 6 of the "confirming copy of Amendment no. 22 as supplemented by Item 1 of Amendment no. 23.

Item 7.  Material to be Filed as Exhibits.

     The following are filed with this Amendment no. 24:

     1.   Power of attorney from Louis Ludwick.

     2.   Power of Attorney from Bojil Equities Inc.

     3.   Power of attorney from The Charles Rosner Bronfman Discrectionary
          Trust.

     4. Memorandum of Agreement dated December 1, 1997 between E. Leo Kolber and Bojil Equities Inc.

     5. Memorandum of Agreement dated December 1, 1997 between E. Leo Kolber and 3096475 Canada Inc.

     6. Letter dated December 1, 1997 to E. Leo Kolber from Bojil Equities Inc. pertaining to voting rights.

----------

3 Reflects 3,503,092 Common Shares owned by Bojil Equities as to which Sen. Kolber retains all voting rights. Also includes 75,000 Common Shares owned by Sen. Kolber's wife. Sen. Kolber disclaims all beneficial interest in and to the shares owned by his wife.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1997

                                 CHARLES ROSNER BRONFMAN FAMILY TRUST

                                 CHARLES ROSNER BRONFMAN

                                 STEPHEN ROSNER BRONFMAN

                                 ARNOLD M. LUDWICK

                                 E. LEO KOLBER

                                 THE PHYLLIS LAMBERT FOUNDATION

                                 LOUIS LUDWICK

                                 BOJIL EQUITIES INC.

                                 THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST



                                 By:      /s/ Michel Boucher
                                          ---------------------------
                                          Michel Boucher
                                          Attorney-in-Fact

                                   APPENDIX A

                         DIRECTOR AND EXECUTIVE OFFICERS
                             OF BOJIL EQUITIES INC.



Name and Business Address         Principal Business        Citizenship or
                                     or Occupation          Incorporation

Tortola Corporation Company         Trust services       British Virgin Islands
Limited, sole director
c/o Citco B.V.I Limited
    Citco Building
    P.O. Box 662
    Road Town, Tortola
    British Virgin Islands












The directors and executive officers of Tortola Corporation Company Limited and their respective citizenships in parentheses following their names are Kariem Adbellatif (Netherlands), Fay Roberts (Grenada), Hamphrey Leue (Netherlands), Selina O'Neal (BVI), Linda Romney-Leue (BVI), Walter Reich (Canada), Agnita Solomon (BVI), Ray George (BVI), Phillip Williams (United Kingdom), Harriette Skelton (BVI) and Daphney Wattley (BVI).

                                   APPENDIX B

                          TRUSTEES OF THE KOLBER TRUST



Name and Business Address      Principal Business           Citizenship or
                                  or Occupation             Incorporation

Cayman International             Trust services             Cayman Islands
Trust Company Ltd.
c/o Ansbacher Limited
Ansbacher House
Grand Cayman, Cayman Islands
British West Indies












The directors of Cayman International Trust Company Ltd. are Hugh Hart, John Collins, J. Bryan Bothwell, Gary C. Linford and Roy A. N. Ellis, all of whom are British citizens, except for Mr. Bothwell who is a citizen of the Cayman Islands and Mr. Linford who is a citizen of the Republic of South Africa.





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